

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Erick Deneb Flores Garcia
Chief Executive Officer
Blue Room Acquisition Corp.
136 Madison Ave, Floors 5&6
NY, NY 10016

> **Re: Blue Room Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 27, 2023**
> **CIK No. 0001995321**

Dear Erick Deneb Flores Garcia :

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors, page 36

1. We note your risk factor discussion of the U.S. federal excise tax pursuant to the Inflation Reduction Act. Please revise your disclosure to include additional risk factors including the risk of the excise tax applying to liquidations that are not implemented to fall within the meaning of "complete liquidation" in Section 331 of the Internal Revenue Code and any extensions, depending on the timing of the extension relative to when the SPAC completes a business combination or liquidates. Please also describe the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

We may not be able to complete an initial business combination . . ., page 64

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please include this information in your

risk factor.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Wei Wang, Esq.